Exhibit 99.1

Procaps Issues Shareholder Letter Update

MIAMI, USA & BARRANQUILLA, Colombia – September 18, 2024 – Procaps Group, S.A. (NASDAQ: PROC) (“Procaps” or the “Company”), a leading integrated LatAm healthcare and pharmaceutical services, today issued the below letter to shareholders from José Antonio Vieira, CEO of Procaps, with updates on the Company’s restructuring and strategic plan projects.

“Dear Shareholders,

We are pleased to update you on several significant developments as we continue to move forward with our strategic plan and financial restructuring efforts.

Forbearance Agreements

We have successfully signed consolidated forbearance agreements covering approximately an aggregate of $209 million in debt. These agreements are a crucial step in providing the Company with the flexibility needed to continue supporting our core business operations while we work toward a comprehensive debt restructuring solution. The forbearance agreements temporarily pause payments and prevent lenders from enforcing remedies, giving us the ability to focus on our long-term strategy.

Shareholder Investment

We have received a $5 million investment from the Company’s controlling shareholders via a subordinated promissory note, which will provide temporary support for our immediate working capital needs. However, we recognize that this is a short-term measure, and the Company’s cash flow remains under significant pressure. This underscores the urgency of executing our restructuring plan, securing additional financing, and optimizing our operations to address the Company’s liquidity needs.

We continue making progress on other fronts:

Internal Investigation and Financial Reporting: We continue to work diligently alongside our legal and accounting advisors, in cooperation with our external auditors, to complete the internal investigation and report our financial statements. Our focus remains on ensuring the accuracy and completeness of our financial reporting.

Debt Restructuring: Simultaneously, we are working closely with our financial advisors to develop a comprehensive, long-term restructuring plan. FTI Consulting, Inc. has been engaged to conduct an independent business plan analysis, which is already well underway. This independent review will provide us with critical insights to support our efforts in restructuring our debt and positioning Procaps for sustainable financial health moving forward.

Looking Forward

While we continue to face challenges, we remain focused on executing our strategic plan. Our goals include improving operational efficiency, optimizing cash flow, and securing the financial flexibility required to support our long-term growth objectives.

Thank you for your continued support and patience as we complete the internal investigation, while working diligently to strengthen our financial position and create sustainable value for all our stakeholders. We will continue to provide updates as we reach key milestones in our journey.

Sincerely,

José Antonio Vieira

CEO of Procaps Group”

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Procaps Group

Procaps Group, S.A. (“Procaps”) (NASDAQ: PROC) is a leading developer of pharmaceutical and nutraceutical solutions, medicines, and hospital supplies that reach more than 50 countries in all five continents. Procaps has a direct presence in 13 countries in the Americas and nearly 5,000 employees working under a sustainable model. Procaps develops, manufactures, and markets over-the-counter (OTC) pharmaceutical products, prescription pharmaceutical drugs (Rx), nutritional supplements, and high-potency clinical solutions.

For more information, visit www.procapsgroup.com or Procaps’ investor relations website investor.procapsgroup.com.

Investor Contact:

Melissa Angelini

ir@procapsgroup.com

+1 754 260-6476

investor.procapsgroup.com

Forward-Looking Statements

This press release includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements may be identified by the use of words such as "forecast," "intend," "seek," "target," "anticipate," "believe," "expect," "estimate," "plan," "outlook," “goal,” “objective,” “will,” “may,” “should,” “can,” “project” and other similar expressions that predict or indicate future events, objectives, results or trends or that are not statements of historical matters. Such forward-looking statements include, without limitation, projected financial information, the Company’s expectations about the timing of completion of the internal investigation and filing of the 2023 20-F, the Company’s statements regarding seeking additional financing, statements related to the Company’s plans, outlook and strategy, other Company initiatives and objectives or forecasts related to the Company’s business, performance and industry. These forward-looking statements involve substantial risks and uncertainties, or assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements, and actual results could vary materially from these forward-looking statements. Factors that may cause future results to differ materially from management’s current expectations include, among other things, the discovery of additional information relevant to the internal investigation; the conclusions of management (and the timing of the conclusions) concerning matters relating to the internal investigation; the timing of the review by, and the conclusions of, the Company’s independent registered public accounting firm regarding the internal investigation and the Company’s financial statements; the possibility that errors may be identified; the risk that the completion and filing of the Form 20-F will take longer than expected; the inability to successfully implement or execute on the Company’s strategic objectives or initiatives; the inability to obtain additional financing; the inability to successfully implement or execute on our restructuring plans; changes in applicable laws or regulations; the possibility that the Company may be adversely affected by other economic, business, and/or competitive factors; the inability of the Company to execute on its expense reductions plans or growth initiatives; and other risks and uncertainties indicated from time to time in documents filed or to be filed with the Securities and Exchange Commission ("SEC") by the Company. The Company disclaims any obligation to update information contained in these forward-looking statements whether as a result of new information, future events, or otherwise.